AH
12-6-2002

UF 12-5-02

02053122

[UNITE]D STATES
[SECURITIES AND E]XCHANGE COMMISSION
[W]ashington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2002 WASH. D.C. 198

| SEC FILE NUMBER |
|---|
| 8-49696 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver (City) | B.C., Canada (State) | V6C 3A6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap | (604) 697-7108 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellis Foster Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1650 West 1st Avenue (Address) | Vancouver (City) | B.C., Canada (State) | V6J 1G1 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PS
12/9/02

## OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA H. PRINCE
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
*Barrister & Solicitor*

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
WASH. D.C. 153 SECTION

# HAYWOOD SECURITIES (U.S.A.) INC.

Annual Audited Report

September 30, 2002

ELLIS FOSTER

# HAYWOOD SECURITIES (U.S.A.) INC.

Financial Statements

September 30, 2002 and 2001

**Index**

# ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

## AUDITORS' REPORT

**To the Stockholder of**

**HAYWOOD SECURITIES (U.S.A.) INC.**

We have audited the statements of financial condition of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2002 and 2001 and the statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations, cash flows and changes in liabilities subordinated to the claims of general creditors for the years then ended in accordance with generally accepted accounting principles.

Ellis Foster

Vancouver, Canada
November 20, 2002

Chartered Accountants

# HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Financial Condition
September 30, 2002 and 2001
(In U.S. Dollars)

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | $ | 536,547 | $ | 287,941 |
| Deposits receivable from broker/dealer | | 113,924 | | 101,577 |
| Due from Haywood Securities Inc., without interest or stated terms of repayment | | 518 | | - |
| | $ | 650,989 | $ | 389,518 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | | | |
| **Current** | | | | |
| Accounts payable | $ | 18,998 | $ | 4,105 |
| Income taxes payable | | 99,518 | | 1,041 |
| | | 118,516 | | 5,146 |
| **Due to Haywood Securities Inc., without interest or stated terms of repayment** | | - | | 353 |
| **Liabilities subordinated to claims of general creditors** (note 3) | | 350,000 | | 350,000 |
| | | 468,516 | | 355,499 |
| **Stockholder's equity** | | | | |
| Common stock (note 4) | | 100 | | 100 |
| Retained earnings | | 182,373 | | 33,919 |
| **Total stockholder's equity** | | 182,473 | | 34,019 |
| | $ | 650,989 | $ | 389,518 |

**Approved by the Directors:** ______ Director ______ Director

ELLIS FOSTER

## HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Income
Years Ended September 30, 2002 and 2001
(In U.S. Dollars)

| | 2002 | 2001 |
|---|---|---|
| **Income** | | |
| Commissions | $ 545,538 | $ 36,251 |
| Management fee | 95,051 | 76,118 |
| Interest income | 10,583 | 16,174 |
| | 651,172 | 128,543 |
| **Expenses** | | |
| B.C. capital tax | 1,154 | 1,123 |
| Commissions | 279,092 | 18,126 |
| Consulting fees | - | 2,700 |
| Information services | 84,878 | 63,432 |
| Membership and exchange fees | 20,970 | 14,438 |
| Professional fees | 16,986 | 15,181 |
| Office and general (recovery) | (2,674) | 498 |
| | 400,406 | 115,498 |
| **Income before income taxes** | 250,766 | 13,045 |
| **Income taxes** | 102,312 | 2,733 |
| **Net income for the year** | $ 148,454 | $ 10,312 |

# HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Cash Flows
Years Ended September 30, 2002 and 2001
(In U.S. Dollars)

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net income | $ | 148,454 | $ | 10,312 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | | |
| Increase (decrease) in accounts payable | | 14,893 | | (872) |
| Increase (decrease) in income taxes payable | | 98,477 | | (2,333) |
| (Increase) decrease in deposit receivable | | (12,347) | | 1,978 |
| (Decrease) increase in intercompany payable/receivable | | (871) | | 494 |
| **Net increase in cash during the year** | | 248,606 | | 9,579 |
| **Cash position**, beginning of year | | 287,941 | | 278,362 |
| **Cash position**, end of year | $ | 536,547 | $ | 287,941 |

# HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Stockholder's Equity
Years Ended September 30, 2002 and 2001
(In U.S. Dollars)

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| Balance at September 30, 2000 | 10 | $ 100 | $ 23,607 | $ 23,707 |
| 2001 net income | - | - | 10,312 | 10,312 |
| Balance at September 30, 2001 | 10 | 100 | 33,919 | 34,019 |
| 2002 net income | - | - | 148,454 | 148,454 |
| Balance at September 30, 2002 | 10 | $ 100 | $ 182,373 | $ 182,473 |

## HAYWOOD SECURITIES (U.S.A.) INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2002 and 2001
(In U.S. Dollars)

| | |
|---|---|
| Balance, September 30, 2002 and 2001 | $ 350,000 |

**1. Nature of Operations**

Haywood Securities (U.S.A.) Inc. is a registered broker/dealer incorporated under the laws of British Columbia, Canada on September 9, 1996.

**2. Significant Accounting Policies**

(a) Financial Instruments

The Company's financial instruments consist of cash, deposits receivable from broker/dealer, amounts due to/from Haywood Securities Inc., accounts payable and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

**3. Liabilities Subordinated to Claims of General Creditors**

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Haywood Securities Inc. The loans are covered by agreements approved by the Exchange, and are thus available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The subordinated note is without interest or specific terms of repayment.

(In U.S. Dollars)

## 4. Common Stock

Authorized:

10,000 common shares without par value

Issued and outstanding:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| 10 common shares | $ | 100 | $ | 100 |

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

Haywood Securities (U.S.A.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 which requires it to maintain minimum net capital of $250,000. At September 30, 2002, the Company had net capital of $633,463 (2001 - $371,944), an excess of $383,463 (2001 - $121,944) over the minimum required.

## FOCUS REPORT - PART I I A
## Computation of Net Capital

As of 09 / 30 / 02

**Firm Name : HAYWOOD SECURITIES (USA) INC.** **Firm ID : 042072**

| | | | | |
|---|---|---|---|---|
| 1 | Total Ownership Equity (o /e) | | | 182,473 |
| 2 | Deduct o / e not allowable for net capital | | | |
| 3 | Total o / e qualified for net capital | | | 182,473 |
| 4 | Add: | | | |
| A | Allowable subordinated liabilities | | | 350,000 |
| B | Other deductions or credits | | | |
| | Description | | Amount | |
| | Accounts payable | | 18,998 | |
| | Income taxes payable | | 99,518 | |
| | | | | 118,516 |
| 5 | Total cap & allowable subloans | | | 650,989 |
| 6 | Deductions &/or charges | | | |
| A | Total non-allowable assets | | | |
| B | Secured demand note deficiency | | | |
| C | Cap chrgs for spot & commodity futures | | | |
| D | Other deductions & / or charges | | | -17,526 |
| 7 | Other additions & / or allowable credits | | | |
| | Description | | Amount | |
| 8 | Net capital before haircuts | | | 633,463 |
| 9 | Haircuts on securities: | | | |
| A | Contractual commitments | | | |
| B | Subordinated debt | | | |
| C | Trading and investment sec: | | | |
| | 1 Exempted securities | | | |
| | 2 Debt securities | | | |
| | 3 Options | | | |
| | 4 Other securities | | | |
| D | Undue concentration | | | |
| E | Other | | | |
| | Description | | Amount | |
| 10 | Net Capital | | | 633,463 |

## FOCUS REPORT - PART I I A
## Computation of Net Capital

As of 09 / 30 / 02

Firm Name : HAYWOOD SECURITIES (USA) INC.

Firm ID : 042072

| | | |
|---|---|---|
| 11 | Minimum net capital required (based on Aggregate Indebtedness) | |
| 12 | Minimum Dollar Requirement | 250,000 |
| 13 | Net Cap reqmt (greater of line 11 or 12) | 250,000 |
| 14 | Excess Net Capital | 383,463 |
| 15 | Exc net cap @ 1000% (net cap - 10% of AI) | 633,463 |

Computation of Aggregate Indebtedness

| | | | |
|---|---|---|---|
| 16 | Total AI Liab from Balance Sheet | | |
| 17 | Add: | | |
| A | Drafts for immediate credit | | |
| B | Mkt val of sec borrowed where no equiv value is paid or credited | | |
| C | Other unrecorded amounts | | |
| | Description | Amount | |
| | | | |
| 19 | Total Aggregate Indebtedness | | |
| 20 | Ratio of AI/NC | | |
| 21 | Percentage of debt to debt equity | | |

As of 09 / 30 / 02

Firm Name: Haywood Securities (USA) Inc. Firm ID: 042072

**Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3**

This particular schedule is not applicable to the above firm as at September 30, 2002 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

**Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3**

This particular schedule is not applicable to the above firm as at September 30, 2002 due to the non-existence of client/customer accounts in the accounts of the Firm. As a result, the schedule is not included as part of the annual audit report.

**Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit**

No material inadequacies noted during the year ended September 30, 2002.

## Reconciliation of Computation of Net Capital

**As of 09 / 30 / 02**

**Firm Name: Haywood Securities (USA) Inc.** **Firm ID: 042072**

| | |
|---|---|
| Net Capital per Firm (per Sept 30, 2002 Focus Report) | $625,716 |
| Add: | |
| Accounts payable | 18,998 |
| Income taxes payable | 99,518 |
| Audit adjustments to retained earnings | (3,920) |
| Audit adjustments to revenue and expense accounts | (106,849) |
| Net Capital per audited Computation of Net Capital | $633,463 |